Benjamin T. Sporn
General Counsel
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, NY 10577
Office (914) 701-4500
Mobile (917) 971-2791

June 28, 2006

By Edgar "CORRESP"

Jeffrey P. Riedler
Sonia Barros
Securities and Exchange Commission
Washington, DC 20549

Re:   Nutrition 21, Inc. (the "Company")
      S-3/A Filing on June 28, 2006
      Registration Statement No. 333-135040

Dear Mr. Riedler and Ms. Barros,


Nutrition 21, Inc. hereby requests acceleration of its above-referenced registration statement on Form S-3/A so that it may become effective at 10:00 AM, June 30, 2006 or as soon thereafter as is practicable. Telephone confirmation of the effectiveness to Benjamin Sporn at (917) 971-2791, would be greatly appreciated.

The Company acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Sincerely,
                                  /s/ Benjamin T. Sporn
                                  By: Benjamin T. Sporn
                                  Vice President, General Counsel & Secretary

Copy to: Oscar Folger, Esq.